JONES, WALKER, WAECHTER, POITEVENT,
CARRÈRE & DENÈGRE, L.L.P.
201 St. Charles Avenue
Suite 5100
New Orleans, LA 70170

May 13, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Attention:	Ms. Kathryn T. Jacobson

RE:	Stewart Enterprises, Inc.
Form 10-K for the fiscal year ended October 31, 2004
Filed January 11, 2005
Your File No. 1-15449

Ladies and Gentlemen:

     On behalf of Stewart Enterprises, Inc. (“Stewart” or the “Company”), we are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile on May 5, 2005 with respect to the above-captioned periodic report. We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by Stewart’s response. When the Company states that it will make disclosure in “future filings,” it means commencing with its Form 10-Q for the quarter ended April 30, 2005 and in subsequent filings.

FORM 10-K FOR THE PERIOD ENDED OCTOBER 31, 2004

Item 1. Business

Operations, page 10

Comment 1.	We note that you have entered into operating partnership agreements with the Catholic Archdioceses of New Orleans and Los Angeles. Tell us how you account for partnership transactions in the financial statements and cite your basis in the accounting literature.

Response 1:	The Company has entered into lease agreements, not partnership agreements, with the Catholic Archdiocese of Los Angeles, whereby the Company leases land from the Archdiocese of Los

Securities and Exchange Commission
May 13, 2005

Angeles on which the Company has constructed funeral homes. The Company accounts for these leases as operating leases.

The Company has entered into a development contract with the Catholic Archdiocese of New Orleans. The Company has constructed a mausoleum on one of the Company’s cemeteries in New Orleans. In exchange for the Archdiocese’s promotion of the mausoleum, the Company pays the Archdiocese a percentage of the revenue from the sale of crypts in the mausoleum.

The Company used the term “operating partnership” in the Form 10-K for the fiscal year ended October 31, 2004 (the “2004 Form 10-K”) in a general sense, not in the legal sense, and will modify the disclosure in its Form 10-K for the year ending October 31, 2005 (the “2005 Form 10-K”) and in subsequent annual reports to explain the contractual relationships more precisely.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trust Portfolio, page 21

Comment 2:	We note in your disclosure, and the related notes 4, 5, and 6, that you adjust the cost basis of your trusts to current market value if you determine that an unrealized loss is other than temporary. In 2004, your preneed trusts/escrow accounts and perpetual care trust accounts had other than temporary impairments of $76.1 million and $30 million respectively. Tell us, and disclose, how you concluded that the future returns from your remaining portfolio will allow you to fulfill future deliverables in your contract backlog. Disclose in your critical accounting policies what your significant assumptions and estimates are, with respect to your ability to fulfill your future deliverables. Please provide disclosures analogous to those required of insurance enterprise under paragraph 60 (a-e) of SFAS 60.

Response 2:	The Company will modify its disclosure regarding its trust portfolio on page 21 of its 2004 Form 10-K in its future filings as follows:

Each quarter we analyze trusts in a net loss position. For those trusts, we add the sales prices of the underlying contracts and realized earnings, then subtract net unrealized losses. In

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May 13, 2005

performing this analysis, we look at unrealized gains and losses based on current market prices quoted for the investments, but do not include future expected returns on the investments. We compare that amount to our estimated costs to deliver the contracts, which consist primarily of merchandise costs and selling costs (prearranged acquisition costs). If there is a deficiency, we would record a charge to earnings and record a corresponding liability for the expected loss on the delivery of contracts in our backlog.

The Company has reviewed SFAS 60 paragraph 60 a-e. Items a, b, d and e relate to liabilities associated with future deliverables, their valuation and any estimates used in that valuation. The Company’s future deliverables are its preneed funeral and cemetery merchandise and services contracts, and the associated liabilities are reflected in the deferred preneed funeral revenue, deferred preneed cemetery revenue and noncontrolling interest in funeral and cemetery trusts line items on the balance sheet. The Company does not make any estimates as described in SFAS 60 paragraph 60 a, b, d and e in determining the amounts of those line items reflected on the balance sheet. Instead, the amount reflected is based on the original face value of the contract adjusted each period for realized and unrealized gains and losses on the related trust investments, based on quoted market prices of the investments. Item c relates to acquisition costs and their amortization. Please refer to the responses to Comments 9 and 10 for a discussion of how the Company accounts for and amortizes prearranged acquisition costs.

Comment 3:	Refer to notes 4, 5, and 6. Please comply with the presentation and disclosure requirements for investments with unrealized losses that have not been recognized as other than temporary impairments as set forth in paragraph 18 and Exhibit 03-1A of EITF 03-1.

Response 3:	In applying EITF 03-1, the Company uses a systematic approach to determine the severity and duration of impairment in evaluating whether impairment of an investment is other than temporary. Any investment with a fair market value that has been less than its cost basis by 20 percent or greater for more than six months as of the respective balance sheet reporting date is considered to be other than temporarily impaired. Otherwise, an investment with a fair market value that is less than its cost basis is considered to be

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May 13, 2005

temporarily impaired. This evaluation of impairment is performed each quarter using quoted market prices. If the Company determines at that time that an investment is other than temporarily impaired, the Company adjusts the cost basis of that investment down to its current fair market value and makes a corresponding debit to deferred revenue; there is no impact on the statement of operations. The Company will add this information to its Critical Accounting Policies and in the accounting policies section of the notes to its financial statements in its future filings.

Valuation of Goodwill, page 24

Comment 4:	We note that you recorded a $73 million goodwill impairment charge in 2003. However, it appears from your disclosure (in the fourth paragraph of page 23) that you reversed steps 1 and 2 of the goodwill impairment test to identify, recognize and measure an impairment loss. Please revise your disclosure, or your procedures, to comply with the guidance in paragraphs 19 and 20 of SFAS 142. In your response, please also provide additional information as required under paragraph 47 with regards to how reductions in gross profit, as cited on page 88, led you to conclude that the goodwill was impaired.

Response 4:	The Company will revise its disclosure in its 2005 Form 10-K and subsequent annual reports to indicate more clearly that it applied the steps of the goodwill impairment test correctly, as follows:

To test goodwill for impairment, we first compared the fair value of each of our reporting units with its carrying amount (including goodwill). If the carrying amount of a reporting unit (including goodwill) exceeded its fair value, we then measured the amount of impairment of the reporting unit’s goodwill by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The implied fair value of a reporting unit’s goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, we allocate the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

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The Company advises the Staff supplementally as follows: During fiscal year 2003, the Company experienced a decline in domestic cemetery revenue from continuing operations of $9.1 million. As discussed in MD&A and in Note 17 to the financial statements in the 2004 Form 10-K, this was due primarily to a reduction in merchandise deliveries and reduced perpetual care trust earnings. This reduction in revenue was not anticipated when the Company performed its evaluation of goodwill during the fourth quarter of fiscal year 2002. Additionally, during fiscal year 2003 the Company experienced significantly increased insurance costs. The terrorist attacks in the United States on September 11, 2001 and related subsequent events resulted in higher insurance premiums. The fiscal year 2003 decline in domestic cemetery revenue and increase in insurance costs caused the Company to revise its projections for its cemetery segment downward from the projections used in fiscal 2002 and led to the impairment charge in the cemetery segment.

Results of Operations

Year ended October 31, 2004 Compared to Year Ended October 31, 2003, page 26

Comment 5:	We note that you attributed the improvement in your gross profit to reduced general and administrative costs at the segment level. Tell us and disclose the major components of segment costs (cost of revenues) which enter into the calculation of gross profit, other than general and administrative costs.

Response 5:	In future filings, the Company will add disclosure similar to the following, which would have been the disclosure with respect to fiscal year 2004:

In the discussion of funeral gross profit margins: In addition, direct funeral costs (which primarily include salaries and wages, merchandise costs, selling costs and maintenance) declined slightly.

In the discussion of cemetery gross profit margins: Direct cemetery costs (which primarily include cemetery property costs, merchandise costs, selling costs, salaries and wages and maintenance) increased primarily as a result of the increased revenue.

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Liquidity and Capital Resources, page 31

Comment 6:	We note that your operating cash flows included a $33.2 million tax refund resulting from a change in tax accounting methods for cemetery merchandise. Absent any related disclosure in the notes, tell us, and disclose, how the tax change might have impacted income taxes or deferred tax assets for financial reporting purposes.

Response 6:	The Company’s current GAAP policy is to defer recognition of revenue from preneed sales of merchandise (primarily vaults, memorials and markers) and related costs until the merchandise is delivered. The tax accounting method prior to the change was to recognize only cash receipts, defined as cash received in excess of the merchandise trust obligation. The change in the Company’s accounting methods created a tax asset that was refundable in fiscal 2004 when the IRS approved the Company’s request to adopt for tax purposes the same method used for financial statement reporting purposes.

The change had minimal impact on income taxes payable for fiscal years 2003 and 2004.

The Company will add disclosure in future filings explaining that at the end of fiscal year 2003 the Company decreased its deferred tax asset by $33.2 million and increased receivables by that amount. When the refund was received in the first quarter of 2004, the Company increased cash and decreased the corresponding receivable.

Consolidated Statements of Earnings, page 47

Comment 7:	Please separately disclose sales and the related cost of sales arising from sales of tangible products and revenues from services. Refer to Rule 5-03(b) of Regulation S-X.

Response 7:	The Company will disclose these amounts in the notes to its consolidated financial statements in future filings. The Company was able to segregate its revenues and most of its direct costs by services and merchandise. The Company has certain funeral direct costs, such as funeral director salaries, which it allocates between services and merchandise based on revenue. The Company is not able to allocate general and administrative costs between services

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and merchandise and therefore has included them on their own line. The disclosure as of October 31, 2004 would have been as appears below, and the actual disclosure will include all periods for which income statements are included in the financial statements.

Supplementary Information
Detail of Certain Income Statement Accounts
Year Ended October 31, 2004
(In Thousands)

Services Revenue
Funeral	$157,594
Cemetery	56,856

214,450

Merchandise Revenue
Funeral	113,487
Cemetery	162,808

276,295

Other Revenue
Funeral	8,964
Cemetery	17,173

26,137

Total Revenues	$516,882

Services Costs
Funeral	$47,120
Cemetery	39,788

86,908

Merchandise Costs
Funeral	61,790
Cemetery	87,912

149,702

General and Administrative
Expenses
Funeral	92,885
Cemetery	52,604

145,489

Total Costs	$382,099

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Consolidated Statements of Cash Flows, page 52

Comment 8:	Please reclassify and disaggregate the “change in prearranged activity” and “prearranged acquisition costs” to conform to the current presentation in the Consolidated Balance Sheets. Additionally, we note in your MD&A and note 23 that you have withdrawn funds from your preneed funeral trusts in Florida and are required to maintain a bond to guarantee your obligations. Tell us how the related amounts are reported in the statements of cash flows. Refer to paragraph 18.b of SFAS 95.

Response 8:	In future filings, the Company will change the description entitled “Prearranged acquisition costs” to “Change in deferred charges – prearranged acquisition costs.” The Company will also disaggregate and rename the “Change in prearranged activity” line item into two lines entitled “Net effect of preneed funeral production and maturities” and “Net effect of preneed cemetery production and deliveries.” For fiscal year 2004, the net effect of preneed funeral production and maturities was a use of $23.1 million, and the net effect of preneed cemetery production and deliveries was a use of $7.2 million.

The Company withdrew $40 million from its trusts in Florida during the first quarter of fiscal year 2001. The Company substituted a bond to guarantee performance under the related preneed funeral contracts and agreed to maintain unused credit facilities in an amount that equals or exceeds the bond amount. The withdrawal was reported in the Company’s statements of cash flows in the Form 10-K for the year ended October 31, 2001. The withdrawal was a one-time event, and, therefore, there was no subsequent cash flow impact resulting from it for the fiscal years presented in the 2004 Form 10-K.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(k) Funeral Revenue, page 57

Comment 9:	We note your disclosure with regards to the deferred commissions and other direct costs. In view that you are not an insurance

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company, tell us your basis to defer these costs under SFAS 60. Also, tell us the significant cost elements comprising deferred costs.

Response 9:	Throughout 2000, the Company, along with the other registrants in the death care industry, evaluated its accounting and held discussions with the Staff in an effort to finalize the application of SAB 101 to accounting related to preneed sales. The Company announced the final resolution of those discussions in a press release reported in a Form 8-K dated March 14, 2001, which Form 8-K included the Company’s March 6, 2001 letter to Mr. Lynn E. Turner, the Commission’s Chief Accountant, confirming the Company’s prior extensive discussions with the Staff on these issues. The March 6, 2001 letter discussed the Company’s policy of deferral of costs, stating “The Company will account for prearranged funeral and preneed cemetery customer acquisition costs under the provisions of Statement of Financial Accounting Standards No. 60, Accounting and Reporting by Insurance Enterprises (“SFAS 60”).”

The Company’s policy is to defer selling costs that vary with and are primarily related to the acquisition of preneed funeral and preneed cemetery contracts, and to expense such costs in proportion to the revenue as it is recognized. This capitalization and amortization model follows the provisions of SFAS 60. Paragraph 28 of SFAS 60 states, “Acquisition costs are those costs that vary with and are primarily related to the acquisition of new and renewal insurance contracts.” Paragraph 29 states, “Acquisition costs shall be capitalized and charged to expense in proportion to premium revenue.” The Industry Audit Guide for Stock Life Insurance Companies provides that advertising activities are policy acquisition costs and should continue to be accounted for in accordance with paragraphs 28 and 29 of SFAS 60. SOP 93-7, which requires advertising costs to be expensed, specifically states that when SFAS 60 is applicable, it applies instead of SOP 93-7.

The Company defers the following selling costs:

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Compensation Expenses for
Preneed Salespersons and Managers		Other Selling Costs
•	Commissions	•	Sales promotion and advertising
•	Bonuses		(related to preneed selling)
•	Overrides	•	Shared Services Center preneed
•	Fringe benefits (health insurance, workers compensation, retirement benefits, payroll taxes, etc.)		sales acquisition support costs (contract processing, payroll, trust, etc.)
		•	Sales administrative costs that support preneed sales

Generally, compensation expenses represent approximately 65-70 percent of total deferred selling costs, with other selling costs making up the difference. All other costs related to preneed sales are expensed as incurred.

The Company tracks accumulated deferred selling costs separately for each type of deferred revenue: (1) preneed funeral, (2) preneed cemetery merchandise and (3) preneed cemetery services.

Deferred selling costs are expensed as follows. At the beginning of each fiscal year the deferred charges account related to each type of deferred revenue is compared to that deferred revenue balance and a percentage is calculated. That percentage is then applied to the preneed revenue associated with merchandise and services delivered in the current period. For example, if deferred funeral charges had a balance of $200,000 at the beginning of the year and deferred funeral revenue had a balance of $1,000,000, the percentage would be 20 percent. If the Company recognizes funeral revenue of $150,000 for the year from products and services delivered out of preneed backlog, $30,000 of costs (20 percent of the revenue) would be amortized and matched against the revenue recorded.

During fiscal year 2004, the Company deferred $35.8 million of selling costs (reflected in prearranged acquisition costs in the statements of cash flows in the 2004 Form 10-K) and expensed $29.4 million of selling costs related to delivered preneed contracts (reflected in Note 1(f) to the financial statements in the 2004 Form 10-K). At October 31, 2004, deferred selling costs represented $236.5 million of the $253.8 million of deferred charges shown on the Company’s balance sheet.

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The Company will add a Critical Accounting Policy in future filings addressing in more detail its accounting for deferred selling costs as described above.

Comment 10:	Please provide a separate note for deferred costs and disclose your accounting policy for cost deferral, your method for cost amortization and the significant costs elements. Refer to Rule 5-02 (17) of Regulation S-X.

Response 10:	The Company notes that it addressed direct selling costs in Note 1(f) to the financial statements in its 2004 Form 10-K. However, in future filings the Company will provide a separate note for deferred selling costs, containing additional detail as described above in the response to Comment 9.

(l) Cemetery Revenue, page 58

Comment 11:	Please refer to the immediately preceding comment. Additionally, we note that revenue related to the preneed sale of cemetery property prior to its construction is recognized in accordance with the percentage of completion method of accounting as construction occurs. Disclose your basis for the measurement of percentage of completion. Additionally include in your Critical Accounting Policies the nature of estimates related to your application of SFAS 66 and the impact on revenues recognized.

Response 11:	With respect to deferred selling costs, please refer to the Company’s responses to Comments 9 and 10.

The Company will add the following information to Note 1(l) in future filings: The Company measures the percentage of completion by taking the costs incurred to date and dividing that number by the total projected cost of the project.

The Company does not believe that its application of percentage of completion accounting is material to its financial statements and therefore does not believe it warrants discussion in Critical Accounting Policies. In fiscal year 2004, the gross profit and revenues recognized related to percentage of completion accounting were less than one percent of total gross profit and total revenues, respectively.

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(3) Change in Accounting Principles and New Accounting Principles

(b) Insurance-Funded Preneed Funeral Contacts, page 63

Comment 12:	We note that you changed the method of accounting for insurance-funded funeral preneed contracts. Please restate the financial statements for all prior periods presented and file the amended Forms 10-K/A and 10-Q/A for the appropriate periods. Additionally, please disclose in detail how you currently account for prearranged funeral services and merchandise funded through third-party insurance companies, from policy inception through receipt of policy proceeds.

Response 12:	The Company changed its method of accounting for insurance-funded preneed funeral contracts because it determined that these contracts are not assets and liabilities of the Company as defined by Statement of Financial Accounting Concepts No. 6, “Elements in Financial Statements.” Therefore, the Company removed from its consolidated balance sheet amounts relating to insurance-funded preneed funeral contracts previously recorded in prearranged receivables, net and prearranged deferred revenue, net. The removal of these amounts did not affect the Company’s consolidated shareholders’ equity, results of operations or cash flows.

The change was first made in the Company’s Form 10-Q for the quarter ended April 30, 2004 based on changes that were made by the largest death care participant after its discussions with the SEC staff. The company adopted this change concurrently with the three other largest death care registrants. The Company’s October 31, 2003 balance sheet was restated in that Form 10-Q and in the Company’s subsequent filings to reflect this change. In addition, the effect of the change was disclosed in the footnotes to the financial statements. Given the facts that (1) the change had no effect on shareholders’ equity, results of operations or cash flows, (2) the comparable historical balance sheet (namely, the October 31, 2003 balance sheet) was restated and (3) the change and its effects are straightforward and clearly disclosed in the Company’s filings made concurrently with and subsequent to the change, the Company believes that investors have been provided with all material information.

The Company will disclose the following in future filings: When prearranged funeral services and merchandise are funded through insurance policies purchased by customers from third-party insurance companies, the Company earns a commission if it acts as

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agent on the sale of policies. Customer payments of premiums on the insurance policies are sent directly to the insurance company, and the insurance premium receivables and related customer payments are not recorded on the Company’s financial statements. Insurance commissions are recognized as revenue when the commission is no longer subject to refund. The costs related to the commissions are expensed at the same time. Nothing more is recorded until the contracted service or merchandise is delivered. At that time, the face amount of the contract and the build-up in the face value of the contract (i.e., the policy proceeds) are recorded as funeral revenue, and the related expenses are recorded. A receivable from the insurance company for the policy proceeds is recorded as a funeral receivable.

(14) Condensed Consolidating Financial Statements of Guarantors of Senior Subordinated Notes, page 77

Comment 13:	Tell us the nature of non-guarantors ... which are intended to be used for foreign tax planning purposes.

Response 13:	These entities were dissolved in 2002, and therefore the Company will delete the reference in future filings.

Comment 14:	Revise to provide the following disclosures, if true:

(i) Each subsidiary guarantor is 100% owned by the parent company;

(ii) All guarantees are full and unconditional; and

(iii) All guarantees are joint and several.

Refer to Rule 3-10 of Regulation S-X.

Response 14:	The Company will revise the lead-in paragraph of Note 14 in future filings to add the following: “The guarantees are full and unconditional and joint and several. The guarantor subsidiaries are each wholly-owned directly or indirectly by the Company, except that the Company owned 99.5 percent and 98.4 percent of two immaterial guarantor subsidiaries.”

The Company advises the Staff supplementally that the two subsidiaries individually and in the aggregate, as of October 31, 2004, had less than one percent of the Company’s consolidated

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total assets, stockholders’ equity, revenues, income from continuing operations before income taxes and cash flows from operating activities. The minority interest shares of the two guarantor subsidiaries represented less than one percent of the total assets, stockholders’ equity, revenues, income from continuing operations before income taxes and cash flows from operating activities of the guarantor subsidiaries.

(17) Impairment of goodwill, page 88

Comment 15:	Addressing paragraph 30 of SFAS 142 and SFAS 131, tell us how you determined your reporting units. Tell us the operating segments that you aggregate into your reportable segments. Also, provide us with the information provided to your chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Response 15:

Determination of the Company’s Reporting Units:

Paragraph 18 of SFAS 142 states that “goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit.” Paragraph 30 of SFAS 142 states that a “reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component...”

The Company has determined that each of the funeral homes and cemeteries individually constitutes a business according to the guidance set forth by EITF 98-3 and therefore are also components of our funeral and cemetery operating segments. For the purposes of evaluating impairment under SFAS 142, each of the funeral home and cemetery components or businesses are aggregated into

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separate funeral or cemetery reporting units which represent our reporting units in applying paragraph 30 of SFAS 142.

Under paragraph 30 of SFAS 142, we apply the guidance of paragraph 17 of SFAS 131 in determining if we can aggregate two or more components of an operating segment to determine our reporting unit. Paragraph 17 of SFAS 131 states that two or more operating segments may be aggregated into a single segment if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas: (a) the nature of the products and services, (b) the nature of the production processes, (c) the type or class of customer for their products and services, (d) the methods used to distribute their products or provide their services and (e) the nature of the regulatory environment. The Company believes that its funeral home businesses can be aggregated and its cemetery businesses can be aggregated because they meet the aggregation criteria in paragraph 17 of SFAS 131.

In applying paragraph 17 of SFAS 131, the Company has assessed whether its operations are economically similar using its judgment and the facts and circumstances applicable to its business. The assessment is qualitative and quantitative. The Company believes its funeral homes and cemeteries have similar economic characteristics as evidenced by similar long-term average direct funeral and direct cemetery margins. Additionally, the nature of the Company’s products and services are similar in each of its funeral homes and each of its cemeteries. For example, the types of funerals offered, such as full service funeral, full service cremation or direct cremation, are offered in all funeral homes and the nature of burials and memorialization is similar in all cemeteries. Products and services such as caskets, personalization of services and limousine service are consistent in all funeral homes as well as how those products and services are delivered. The Company has a major supplier of caskets in its funeral business and a major supplier of markers in its cemetery business that it purchases from regardless of business location. The type or class of customer is similar across all locations and tends to be the middle- to upper-income customer; the Company tends to own large funeral homes in large metropolitan areas that are among the most highly regarded in their market area in terms of such factors as tradition, heritage, reputation, name recognition, volume of

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business and aesthetics. The Company’s funeral home business and cemetery business are regulated. The Company’s funeral home operations are regulated by the Federal Trade Commission, but the Company’s operations are also subject to extensive regulation, supervision and licensing under numerous federal, state and local laws and regulations.

Determination of the Company’s Operating and Reportable Segments:

As of October 31, 2004, the Company conducted both funeral and cemetery operations in the United States and Puerto Rico. The Company operates as a matrix organization whereby the Company’s primary reporting is by specific product and service line operations Company wide. These product and service lines are divided by funeral and cemetery operations. Additionally, the Company is divided geographically into four operating divisions, each of which is managed by a division president and chief financial officer. These divisions are further divided into regions, each of which is managed by an area vice president.

While the Company’s operations are spread across the U.S. and Puerto Rico, and are divided into geographic regions primarily for administrative convenience, its primary reportable segments are based on products and services and are funeral and cemetery operations. The Company evaluates the performance of its segments and allocates resources to them based on gross profit. The Company manages its operations and makes strategic decisions for its funeral business as a segment and for its cemetery business as a segment. The Company does not consider its geographic divisions to be reportable segments.

Some years ago, a decision was made to operate the Company on a more consolidated/centralized basis. The Company established a Corporate Division, which manages corporate services, accounting, financial operations and strategic planning. The Company’s Shared Services Center, opened in 1997, was developed for the standardization and centralization of all of the Company’s facilities’ administrative and support processes such as accounting, management reporting, payroll, trust administration, contract processing, accounts receivable collection and other services. At the beginning of fiscal year 2000, the Company developed a centralized formal training strategy, began

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implementation of standardized marketing programs to enhance sales effectiveness and formed a Sales and Marketing Division to centralize responsibility for sales teams in all operating divisions. Certain of the Company’s managers are primarily responsible for cemetery strategies, and certain managers are primarily responsible for funeral strategies. Policies, procedures, marketing strategies and training are conducted by funeral segment or by cemetery segment regardless of geographic area or facility size. From time to time, the Company may increase, reduce or realign its divisions and regions, but its reportable operating segments always include and segregate funeral and cemetery operations.

Paragraph 15 of SFAS 131 states that the characteristics of an operating segment may apply to two or more overlapping sets of components for which managers are held responsible. At Stewart, certain managers are responsible for specific product and service lines company-wide, while other managers are responsible for specific geographic areas. Our chief operating decision maker regularly reviews the operating results of both sets of components (namely, funeral and cemetery on the one hand, and geographic on the other hand), and financial information is available for both, because individual managers are held accountable for the performance of each of these overlapping sets of components. Paragraph 15 of SFAS 131 states that in this situation, “the components based on products and services would constitute the operating segments.” Therefore, the Company has concluded that it has two operating segments, namely funeral and cemetery, which represent its reportable segments.

To demonstrate how the Company views its reportable segments, please note the following examples of how its business performance evaluation, policies, procedures, marketing strategies and training are conducted by the funeral segment or by the cemetery segment regardless of geographic area or facility size:

• Internal budget and external projections are based on products and services. Regardless of geographic location, every individual funeral home was given the same financial targets, and every cemetery was given the same financial targets for fiscal year 2005. For example, every funeral home is expected to increase average revenue per traditional and cremation funeral service performed by the same percentage.

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•	In fiscal year 2003, the Company’s executive management team pinpointed the key strategies that the Company believed would improve its performance. This led to the Company’s announcement in September 2003 of a set of operating initiatives, which resulted in the creation of four task forces to address the following key areas: (1) increased cemetery property sales volume, (2) growth in the number of funeral events performed, (3) cost improvements and (4) employee development initiatives. These four task forces are comprised of individuals selected for their expertise with regard to these specific areas, and individuals from different geographic divisions share responsibility on these task forces, regardless of their geographic area or specific responsibility.

•	The Company’s training programs are designed around its products and services. The Company has one set of standard operating procedures for all funeral homes in the Company and one set of standard operating procedures for all cemeteries in the Company. The Company developed a custom funeral planning program and implemented this program in over 100 of its funeral homes in its four geographic divisions through the end of fiscal year 2004. By the end of fiscal year 2005, the Company expects to have implemented this program in an additional 60 funeral homes in the four geographic divisions. The Company developed lead-generation programs for all of its cemeteries, and every location uses the same marketing strategies guidebooks. The Company’s strategies are implemented throughout its businesses based upon funeral or cemetery segment, regardless of geographic location.

(18) Long-Term Debt, page 89

Comment 16:	Please provide the disclosure required under Rule 19(b) under Regulation S-K.

	a.	We note that you classified the entire outstanding balance of your credit facility as long-term debt in connection with your subsequent refinancing of your revolving credit and term loan B debt facilities. It appears that the new facility contains a “mandatory prepayment” provision which is similar to a subjective acceleration clause or a requirement

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for early repayment. Does the new facility require an early payment of the 10.75% notes as well? Tell us how you considered EITF D-23 and paragraph 12 of SFAS 6 in your presentation of long-term debt. Please revise or advise.

	b.	In concluding that you transacted a debt extinguishment (versus a modification), tell us how you considered paragraph 16 of SFAS 140 and Issue 4 under EITF 98-14. Are the terms between the new and the old facility substantially different in accordance with the 10% test under EITF 96-19?

Response 16:	The Company cannot find a Rule 19(b) under Regulation S-K and is not sure what is meant by this part of the Staff’s comment.

Response 16(a):	The Company’s new credit facility entered into on November 19, 2004 contains a provision whereby the maturity date of both the Revolver and Term Loan B are accelerated to six months prior to the maturity date of the Company’s 10.75 percent senior subordinated notes due 2008 unless at least 75 percent of the principal amount of those notes is refinanced prior to that time. There is no clause in the credit facility requiring early prepayment of the 10.75 percent senior subordinated notes. On February 12, 2005, over 75 percent of the principal amount of the 10.75 percent senior subordinated notes was refinanced. Accordingly, the reference to the potential acceleration of the maturity date will be eliminated in future filings.

Acceleration of the due date for the Company’s debt was considered remote at the balance sheet date as evidenced by the February 12, 2005 refinancing described above. Furthermore, any possible acceleration would have been, at the earliest, to a date six months prior to the July 1, 2008 maturity date of the notes, which would have been on a long-term basis at October 31, 2004.

Under SFAS 6, short-term obligations expected to be refinanced on a long-term basis must be excluded from current liabilities if the Company intends to refinance the obligation on a long-term basis and has demonstrated the ability to consummate the refinancing. At fiscal year end October 31, 2004, the Company intended to refinance the senior secured credit facility on a long-term basis and in fact did so shortly thereafter on November 19, 2004. This refinancing occurred after the balance sheet date but prior to the

Securities and Exchange Commission
May 13, 2005

issuance of the balance sheet, and the refinancing proceeds were greater than the credit facility debt at fiscal year-end.

Response 16(b):	Because both the old and the new revolving credit facilities are syndications, the Company assessed the borrowing capacity change for each lender involved in the old revolving credit facility compared to the new revolving credit facility in accordance with EITF 98-14, Debtor’s Accounting for Changes in Line-of-Credit or Revolving Debt Arrangements. Under this guidance, the Company wrote off a proportional amount of unamortized deferred costs associated with those lenders where the borrowing capacity has declined (or been eliminated via non-participation in the new revolving credit facility). Based upon a comparison of the borrowing capacity for each lender in both the old and new revolving credit facility, approximately 25.6 percent of the unamortized debt costs related to the old revolving credit facility were written off. The remaining unamortized debt fees related to the old revolving credit facility, new fees paid to the lenders and third-party costs incurred for the new revolving credit facility have been deferred and are being amortized over the term of the new revolving credit facility.

For the amortized fees related to the Company’s old Term Loan B, the Company applied the guidance of EITF 96-19: Debtor’s Accounting for a Modification or Exchange of Debt Instruments.

The Company performed the 10 percent test specified in EITF 96-19 to determine if the modification of the Term Loan B was considered substantial. Based on the calculation at the refinancing date, the effect on cash flow was more than 10 percent, resulting in an extinguishment of debt. The changes that were considered in the calculation were the change in margin, change in principal, change in maturity and change in amortization.

In reviewing Paragraph 16 of SFAS 140, the Company had concluded the transaction was an extinguishment of debt, since all outstanding debt had been repaid to the creditor.

(21) Income Taxes, page 21

Comment 17:	Please tell us, and disclose, how you determined the tax benefit allocable to discontinued operations. How did you account for the

Securities and Exchange Commission
May 13, 2005

change in the valuation allowance? Refer to paragraph 35 of FAS 109.

Response 17:	The Company will add the following disclosure to Note 1(n) in future filings:

For the purpose of calculating income taxes for discontinued operations, earnings (loss) from discontinued operations is segregated into two categories: operating results and gain or loss on dispositions.

Operating results are tax effected in the ordinary manner (i.e., income tax expense on net operating income, income tax benefit on net operating loss).

For calculating the gain or loss on dispositions, businesses held for sale are grouped by sale type (i.e., stock sale or asset sale). Those classified as asset sales are netted, and any losses are characterized as “ordinary.” An income tax benefit is calculated on these losses. Those classified as stock sales are netted, and any losses are characterized as “capital.” An income tax benefit is calculated on these losses. The Company’s current policy is to provide a valuation allowance for this benefit because capital losses are deductible only against capital gains, and the Company cannot at this time predict with certainty its ability to generate sufficient capital gains in future periods to absorb the losses before the carry-forward expiration.

As sales are finalized, the Company adjusts the gain or loss for changes in actual sales proceeds as compared to estimates, and for basis differences at the time of sale, as well as any changes in the type of sale. Sales originally anticipated to be stock sales but consummated as asset sales will generate ordinary losses. The Company records a tax benefit and adjusts the valuation allowance for the respective amount resulting from the changes in circumstances surrounding the finalized sale. This adjustment, which is not related to expected realization in future years, is allocated to continuing operations or discontinued operations according to its original sourcing of the income or loss.

In accordance with paragraph 35 of FAS 109, a change in circumstances that causes a change in judgment about the realization of deferred tax assets in future years is recorded in continuing operations.

Securities and Exchange Commission
May 13, 2005

(24) Segment Data, page 104

Comment 18:	We note that you evaluate the performance of your segments and allocate resources to them based on gross profit. However, you indicate in the business section that you operate most of your funeral homes and cemeteries in clusters and that you currently are divided into four operating divisions in the United States, each of which is managed by a division president and chief financial officer. We also note that these divisions are further divided into regions (clusters) each of which is managed by an area vice president. Further we note your statement on page 3 that “We frequently organize our operating units in “clusters,” which are geographically integrated groups of funeral homes and cemeteries, allowing us to cost-effectively pool resources, such as assets, personnel and services, and generate higher margins.” Tell us, and disclose, the factors used to identify your reportable segments, including the basis of organization. Tell us if the CEO/CODM also reviews reports by cluster and by operating division, in addition to product-based segment reports. Further it is unclear in which segment you report combination funeral home and cemetery operations. Refer to paragraph 26 of SFAS 131.

Response 18:	Please refer to the response to Comment 15.

All of the Company’s funeral home operations are reported in its funeral segment and all of its cemetery operations are reported in its cemetery segment, whether or not they are part of a cluster or part of a combination operation.

“Clustering” is a strategy used to decrease costs, increase sales and enhance marketing effectiveness at each location. When the Company acquired most of its funeral homes and cemeteries, the proximity of the acquired businesses to one another and to other Company-owned facilities was a strategic consideration. The Company’s clusters are groups of funeral homes and cemeteries located close enough to one another that their operations can be integrated to achieve economies of scale. However, each of these facilities reports, and is accountable for, its results as either a funeral home or a cemetery. The Company does not consolidate or report operating results by “clusters,” and the chief operating decision maker does not review reports by cluster to evaluate performance or allocate resources.

Securities and Exchange Commission
May 13, 2005

As described in the response to Comment 15, our chief operating decision maker regularly reviews the operating results of both sets of components (namely, funeral and cemetery on the one hand, and geographic on the other hand), and financial information is available for both, because individual managers are held accountable for the performance of each of these overlapping sets of components. Paragraph 15 of SFAS 131 states that in this situation, “the components based on products and services would constitute the operating segments.”

Regarding combination operations, approximately 49 percent of the Company’s cemeteries have a funeral home onsite that is operated in conjunction with the cemetery. This allows the Company to increase market share by allowing it to offer families the convenience of complete funeral and cemetery planning and services from a single location at a competitive price at the time of need or on a preneed basis. However, families may choose not to purchase both funeral and cemetery products and services at the location. Each of the Company’s facilities that is part of a combination reports its financial results, and is held accountable for those results, either as a funeral home or as a cemetery.

Item 9A. Controls and Procedures, page 108

Comment 19:	Your disclosure indicates that the certifying officers concluded that your disclosure controls and procedures were “effective as of the end of the period covered by this report in timely alerting them to material information ... required to be included in reports [you] file with or submit to the Securities and Exchange Commission under the Securities Exchange Act of 1934.” This conclusion, however, goes to only one part of the definition of “disclosure controls and procedures.” See Rule 13a-15(e) under the Securities Exchange Act of 1934. Please confirm supplementally that the certifying officers concluded, as of the end relevant period, that (1) “disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act ... is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms,” and that (2) “disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under

Securities and Exchange Commission
May 13, 2005

the Act is accumulated and communicated to the issuer’s management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure” pursuant to Rule 13a-15 (e). In addition, in the future, you should reference the entire definition of disclosure controls and procedures or simply confirm that the certifying officers concluded, on the applicable dates, that the company’s disclosure controls and procedures were effective.

Response 19:	The Company confirms to the Staff supplementally that the certifying officers concluded, as of the end relevant period, that (1) “disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act ... is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms,” and that (2) “disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure” pursuant to Rule 13a-15(e).

In future filings, the Company will modify the relevant disclosure as follows:

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of such date.

Schedule II — Valuation and Qualifying Accounts, page 112

Comment 20:	Please provide a conforming schedule for insurance loss reserves per your disclosure on page 25. Tell us and disclose your basis for

Securities and Exchange Commission
May 13, 2005

accruing these reserves. Include any other allowance or reserve related to a major balance sheet caption.

Response 20:	The insurance loss reserves represent the Company’s estimated liabilities and accruals of claims exposure for general liability, automotive liability, workers compensation insurance, health insurance and uninsured legal and employment related claims. The Company does not include the insurance loss reserves in Schedule II because it does not view them as valuation or qualifying accounts. The Company believes it has provided all disclosures required pursuant to Schedule II.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JANUARY 31, 2005

Notes to Condensed Consolidated Financial Statements

(11) Discontinued Operations, Assets Held for Sale and Impairment Charges, page 36

Comment 21:	We note that you reclassified certain businesses that had been unsold for over a year. We further note that you have entered into preliminary agreements for 9 of the 17 businesses. Tell us whether the exception to the one-year rule in described paragraph 31 (c) of SFAS 144, was met. Please revise or advise.

Response 21:	As of January 31, 2005, the remaining unsold businesses from those identified in December 2003 no longer met the criteria for classification as held for sale under SFAS 144 because they remained unsold for longer than one year and did not meet any of the criteria in paragraph 31, including paragraph 31(c).

Paragraph 31(c) states that businesses may remain classified as discontinued operations “if during the initial one-year period, circumstances arise that previously were considered unlikely and, as a result, a long-lived asset previously classified as held for sale is not sold by the end of that period and (1) during the initial one-year period the entity initiated actions necessary to respond to the change in circumstances, (2) the asset is being actively marketed at a price that is reasonable given the change in circumstances, and (3) the criteria in paragraph 30 are met.”

At the end of the one-year timeframe, the Company evaluated each business individually to determine the likelihood of sale or the circumstances related to the business not being sold. As a result of its evaluation, the Company determined the following for the

Securities and Exchange Commission
May 13, 2005

businesses it reclassified from discontinued operations to continuing operations as of January 31, 2005:

(1)	For certain businesses held for sale, there was not a firm purchase commitment, nor were there any potential prospects. This was not a result of circumstances arising that previously were considered unlikely.

(2)	Furthermore, for the remaining businesses, while there were preliminary agreements, or letters of intent, to sell these businesses, there was no firm purchase commitment as defined in SFAS 144, paragraph 31(a), footnote 19.

Therefore, these businesses were designated as held and used and reclassified to continuing operations at January 31, 2005.

Item 4. Controls and Procedures, page 52

Comment 22:	Comply with the above comment for Item 9A of the Form l0-K to the extent applicable.

Response 22:	Please see the response to Comment 19.

     If you have any questions or comments, please contact the undersigned at (504) 582-8338.

Sincerely,

/s/ Dionne M. Rousseau

Dionne M. Rousseau, Partner Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.